UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2013
of
SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION, 550 South Tryon Street,
Charlotte, North Carolina 28202-1803

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 18, 2014

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(IN THOUSANDS)
	2013	2012
Assets
Investments, at fair value
Participant-directed investments	$361,299	$323,090
Receivables
Notes receivable from participants	14,898	14,599
Net assets, at fair value	376,197	337,689
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,749)	(5,383)

Net assets available for benefits	$373,448	$332,306

See Notes to Financial Statements

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Net appreciation in fair value of investments	$38,798
Interest and dividends	9,391
Total investment income	48,189

Interest income on notes receivable from participants	591

Contributions
Participants'	13,120
Employer's	6,699

Total contributions	19,819

Other additions	73

Total additions	68,672

Deductions from net assets attribute to:
Benefits paid to participants	(27,507)
Administrative fees	(23)

Total deductions	(27,530)

Net increase	41,142

Net assets available for benefits, beginning of year	332,306

Net assets available for benefits, end of year	$373,448

See Notes to Financial Statements

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan
The following description of the Savings Plan for Employees of Florida Progress Corporation (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General Information Regarding the Plan
The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Individuals classified as bargaining unit employees of Florida Power Corporation k/n/a Duke Energy Florida, Inc. (the Company), a wholly owned subsidiary of Florida Progress Corporation (Florida Progress), are eligible to participate in the Plan on their first day of employment. Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy). Effective July 2, 2012, Progress Energy became a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). The Plan is administered by the Duke Energy Benefits Committee. Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper for the Plan.
Participants are immediately eligible to make contributions, Roth, (before-tax and/or after-tax) and to receive matching employer contributions on employee contributions (see Contributions). If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan’s investment options.
Contributions
Participants are allowed to contribute up to 50 percent of their annual base pay as defined in the amended Plan (subject to Internal Revenue Code of 1986, as amended (IRC) limitations). Participants can elect to have these contributions deducted on a Roth, before-tax and/or after-tax basis. A participant's total Roth and before-tax contributions were limited by the IRC to $17,500 and $17,000 for 2013 and 2012, respectively. For 2013 and 2012, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC, Roth, and before-tax limits.
The Company’s matching contributions made to the Plan (the Automatic Company Match) are 100 percent of the first 6 percent of each participant’s Roth, before-tax and/or after-tax contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and is charged with withdrawals, investment losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.
Investments
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 19 mutual funds (including target date funds), one common collective trust fund, and the Duke Energy Common Stock Fund as investment options for participants. Company matching contributions are made based on the participant’s investment elections.
Vesting
Participants are 100 percent vested in the contributions they have made to the Plan, the investment earnings on such contributions, the Company matching contributions and the investment earnings from the Company matching contributions.
Participant Loans
All actively employed Plan participants with available account balances are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The amount of any loan shall not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. Principal and interest are generally paid through payroll deductions.
Payment of Benefits
Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. Temporary employees may elect to defer a cash-out distribution of their accounts for a maximum of 12 months from the date of termination. If a participant’s termination of employment is due to death and the vested account balance is $5,000 or less, a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.
Active participants are also eligible to apply for withdrawals, including: (i) hardship withdrawals from their before-tax account in accordance with Plan provisions; (ii) withdrawals from their rollover (excluding Roth rollover) and after-tax accounts at any time in

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
December 31, 2013 and 2012

accordance with Plan provisions; and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.
Forfeited Accounts
Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. There were no forfeited matching contributions during the year ended December 31, 2013. During the year ended December 31, 2013, reinvested earnings of $7,038 were used to offset Company matching contributions. As of December 31, 2013 and 2012, the forfeitures account totaled $188,896 and $122,799, respectively. The Vanguard Prime Money Market Fund holds the forfeited funds.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments including mutual funds, a common collective trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.
The Statements of Net Assets Available for Benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
The Vanguard Retirement Savings Trust V Fund (the Fund) is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan Management has no knowledge or intent that there would be the occurrence of events that would cause the Fund to transact at less than contract value. The adjustment from fair value to contract value related to the Fund is reflected in the financial statements.
The yield earned by the contract for the years ended December 31, 2013 and 2012 was 1.98% and 2.22%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.
The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2013 and 2012 was 1.56% and 1.82%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.
The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When Duke Energy common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are recorded as distributions in accordance with Plan provisions.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company or the Plan in accordance with Plan provisions.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

3. Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provideon going pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.
Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

At December 31, 2013, the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

	2013
	Total Fair Value	Level 1	Level 2	Level 3
Description

Duke Energy Common Stock Fund:
Duke Energy common stock	$56,333	$56,333	$—	$—
Cash/cash equivalents	1,873	1,873	—	—
Mutual funds
Domestic stock funds	118,752	118,752	—	—
International stock funds	11,384	11,384	—	—
Income funds	5,185	5,185	—	—
Bond funds	12,371	12,371	—	—
Target date funds*	53,817	53,817	—	—
Money market fund	189	189
Common collective trust funds	101,395	—	101,395	—

Total investments at fair value	$361,299	$259,904	$101,395	$—
At December 31, 2012, the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description

Progress Energy Common Stock Fund:
Progress Energy common stock	$50,364	$50,364	$—	$—
Cash/cash equivalents	612	612	—	—
Mutual funds
Domestic stock funds	90,303	90,303	—	—
International stock funds	9,932	9,932	—	—
Income funds	4,975	4,975	—	—
Bond funds	16,381	16,381	—	—
Target date funds*	43,481	43,481	—	—
Money market fund	123	123
Common collective trust funds	106,919	—	106,919	—

Total investments at fair value	$323,090	$216,171	$106,919	$—
* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

4. Investments
The following table summarizes the fair value of Plan investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 2013 and 2012 (in thousands):

		2013	2012
	William Blair Mid Cap Growth Fund	$32,304	$25,889
*	Vanguard 500 Index Fund	48,225	38,676
*	Vanguard Retirement Savings Trust V Fund	103,875	106,919
*	Duke Energy Common Stock Fund	58,206	50,976
* Denotes a party-in-interest
During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Duke Energy Common Stock Fund	$3,885
Mutual funds
Domestic stock funds	26,668
International stock funds	2,000
Income funds	127
Bond funds	(728)
Target date funds	6,846

Net appreciation in fair value of investments	$38,798
5. Exempt Party-in-Interest Transactions
An affiliate of VFTC manages certain Plan investments. VFTC is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. As of December 31, 2013 and 2012, the Plan held 819,488 an 789,415 shares of common stock of Duke Energy, respectively, with a cost basis of $44.4 million and $39.0 million, respectively. Transactions in the Duke Energy Common Stock Fund qualify as exempt party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested. At December 31, 2013, all active participants were fully vested in their employer matching contributions.
7. Federal Income Tax Status
The Plan obtained its latest determination letter on September 20, 2013, in which the Internal Revenue Service (IRS) stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC. A determination letter application is currently pending before the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that “more-likely-than-not” would not be upheld under regulatory review by the IRS. The Plan is not currently under audit by any taxing jurisdictions. The Plan does not have any uncertain tax positions at December 31, 2013 or 2012 that require disclosure or accrual. Plan management believes it is no longer subject to income tax examination for years prior to 2010.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012 (in thousands):

	December 31,

	2013	2012
Net assets available for benefits per the financial statements	$373,448	$332,306
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,749	5,383
Net assets per Form 5500	$376,197	$337,689
The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2013 (in thousands):

Increase in net assets available for benefits per financial statements	$41,142
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,634)
Increase in net income per Form 5500	$38,508

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
EIN: 59-2147112 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

	(IN THOUSANDS)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Dodge & Cox Stock Fund	Mutual Fund	**	$14,171
	Harbor Capital Appreciation Fund	Mutual Fund	**	7,391
*	Vanguard 500 Index Fund	Mutual Fund	**	48,225
*	Vanguard Extended Market Index Fund	Mutual Fund	**	16,661
*	Vanguard International Growth Fund	Mutual Fund	**	11,384
*	Vanguard Prime Money Market Fund	Mutual Fund	**	189
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	4,504
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	6,271
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	11,108
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	13,315
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	6,130
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	4,789
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	2,992
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	2,426
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	1,877
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	206
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	199
*	Vanguard Target Retirement Income Fund	Mutual Fund	**	5,185
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	12,371
	William Blair Mid Cap Growth Fund	Mutual Fund	**	32,304
*	Vanguard Retirement Savings Trust V Fund	Common Collective Trust Fund	**	101,395
*	Duke Energy Common Stock Fund	Common Stock	**	56,333
*	Duke Energy Common Stock Fund	Cash and Cash Equivalents	**	1,873
	Total Investments			361,299

*	Participant Loans	Participant Loans
		Interest rates ranging from 3.25% to 4.50%	-0-	14,898

	Total at Fair Value			$376,197
* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Savings Plan for Employees of Florida Progress Corporation

Date: June 18, 2014	By:	/s/ Thomas Silinski
Thomas Silinski
Vice President, Home Resource Operations